EXHIBIT 2


                                  AnorMED Inc.


January 11, 2006


Felix Baker, PhD.
Baker Brothers
New York

Via email to fbaker@bbinvestments.com

Dear Felix:

Since you described to me last Thursday afternoon the changes you thought would be beneficial to AnorMED, I have discussed your proposal with each of the other directors.

In summary, you said you wanted the majority of the Board to comprise yourself and nominees you would suggest. You would become Chairman.

In my talks with the other directors over the past six days, each of whom expressed the desire to do whatever is best for AnorMED, the question that recurred again and again was why does Felix want these changes? I tried to explain that you felt the Board should have chosen your proposed rights offering over the bought deal option. The Board did not choose the rights offering and as a result you had lost confidence in it and thought the Board should be changed.

I don't want to review in this letter the pros and cons of the two financing alternatives and how we arrived at our decision, other than to note that we went through an extensive process to evaluate the alternatives. We arrived at a decision we believe was right for the Company and all its shareholders. But I would like to know if there is anything else on your mind that has caused you to lose confidence in the Board as it is presently constituted?

I feel, and the other directors agree, that we don't really have much of substance to consider in evaluating your proposal. Could you possibly elaborate on your reasons so that we can make a considered decision? I am prepared to call a board meeting to consider your proposal and the reasons as to why we should implement it. In order to ensure that your views are communicated accurately, I would appreciate your responding in writing.

You did tell me that you would like us to deal with your proposal promptly. The board meeting I would call would be an in person meeting of the full board to discuss your proposal and I would call it right away, once I hear back from you.


Sincerely,


David Scott
Chairman



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